ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com CLIENT/MATTER NUMBER 041754-0130
November 4, 2011

Via E-Mail and EDGAR System

Ms. Peggy Kim Special Counsel Office of Mergers & Acquisitions U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3628 Washington, DC 20549-3628

Re:	HF Financial Corp. Revised Preliminary Proxy Statement filed by PL Capital et al. Filed October 26, 2011 File No. 033-44383

Dear Ms. Kim:

We are writing on behalf of the PL Capital Group.  The PL Capital Group currently consists of the following (collectively, “PL Capital Group”): Financial Edge Fund, L.P., a Delaware limited partnership; Financial Edge-Strategic Fund, L.P., a Delaware limited partnership; PL Capital/Focused Fund, L.P., a Delaware limited partnership; PL Capital, LLC, a Delaware limited liability company; PL Capital Advisors, LLC, a Delaware limited liability company; Goodbody/PL Capital, L.P., a Delaware limited partnership; Goodbody/PL Capital, LLC, a Delaware limited liability company; John W. Palmer; Richard J. Lashley; Beth R. Lashley; Robin Lashley and PL Capital Defined Benefit Pension Plan, a pension plan for PL Capital, LLC and its managing members.  Each member of the PL Capital Group is currently a participant in the PL Capital Group’s proxy solicitation to elect one director to the board of directors of HF Financial Corp. (“HF Financial” or the “Company”).

We are writing this letter on behalf of the PL Capital Group, to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 1, 2011, with respect to the above-referenced revised preliminary proxy statement (the “Proxy Statement”).  The numbered items below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the PL Capital Group’s responses (in regular type).

November 4, 2011

As appropriate, the PL Capital Group has amended the Proxy Statement in response to these comments, and marked the documents to reflect changes to the original documents.  Under separate cover, the PL Capital Group is providing you a marked copy of the amendments showing the changes made, to expedite your review of this response letter.

November 4, 2011

Revised Preliminary Proxy Statement

Background of the Solicitation, page 4

1. We note that in your response letter you state that if the FRB takes any action, PL Capital will notify shareholders in a supplemental filing.  Please revise the proxy statement to describe the risk to the election of your nominee if the FRB takes any action or if HF Financial refuses to seat your nominee based on federal banking or state corporate law.

Response:  The PL Capital Group has revised the Proxy Statement as requested.  Please see the revised disclosure below.  The PL Capital Group notes that if the Company unlawfully fails to seat Mr. Palmer and is later compelled by a Delaware court to seat Mr. Palmer, at least one of the Company’s nominees will have to be removed from office, at the Company’s expense.  So, HF Financial should be required in its proxy statement to explain the risks to the Company and the election of the Company’s nominees of unlawfully refusing to seat Mr. Palmer, or unlawfully preventing Mr. Palmer’s nomination from being voted upon at the meeting.

“At various times during October, the PL Capital Group, through its counsel, discussed with counsel at the FRB the Company’s allegation that the PL Capital Group violated banking laws by not seeking prior approval of this proxy solicitation.  We also notified the FRB of our decision to seek only one seat after HF Financial reduced the size of the board from seven to six members.  Despite the Company’s allegation to the contrary, the FRB did not suggest that any violation of banking laws had occurred, nor did the FRB indicate that prior approval was required for our proxy solicitation.

We also discussed with counsel at the FRB the issue of whether we would be deemed to have a controlling influence over HF Financial.  The FRB indicated that it could not give comfort as to whether the FRB would or would not find that PL Capital Group has a controlling influence over HF Financial since the FRB has not acted one way or the other (but in no way suggested that the PL Capital Group should not proceed with its proxy solicitation).  So, while the FRB always reserves the right, based on the facts and circumstances, to find that any investor in a bank has a controlling influence, the FRB stated that it was up to the PL Capital Group to decide whether to proceed with its planned actions.

Under these circumstances, the PL Capital Group is proceeding with its proxy solicitation.  In the event that the Company refuses to seat Mr. Palmer, or does not allow Mr. Palmer’s nomination to be voted upon, the PL Capital Group would institute a declaratory judgment action in Delaware to insure that Mr. Palmer is seated, and that shareholders have the opportunity to vote

November 4, 2011

for or against Mr. Palmer.  Delaware law requires that the action be heard as expeditiously as possible.”

2. We note that your nominee will act to conduct a meaningful review of its operational and strategic plans and will work to formulate specific goals and plans to maximize value.  Please revise to clarify that your nominee’s plans may change subject to his fiduciary duty to stockholders if elected.

Response:  The PL Capital Group has revised the Proxy Statement as requested.  Please see the revised disclosure below.

“In our opinion, the Company would benefit from fresh perspectives, fresh ideas, fresh viewpoints and new energy as it seeks to confront the current challenges and the challenges that lie ahead.  At present, Mr. Palmer intends to act to have the Company conduct a meaningful review of its operational and strategic plans to ensure that the enhancement of shareholder value is one of the Company’s ultimate objectives (such plans may change subject to Mr. Palmer’s fiduciary duty to shareholders, if elected).  Other than the plans discussed above, we do not have any specific plans at this time, as we do not have access to the information necessary to formulate meaningful plans for the Company.  If elected, Mr. Palmer will be able to work with the Company to formulate specific goals and plans to maximize the value of the Company for all of its shareholders.”

*           *           *

November 4, 2011

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

cc:	John W. Palmer (w/o enclosures)
Richard J. Lashley (w/o enclosures) PL Capital Group Phillip M. Goldberg (w/o enclosures) Foley & Lardner LLP